UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from ____________ to ____________

Commission file number: 001-10608

A. Full title of the plans and address of the plans, if different from that of the issuer named below:

Florida Public Utilities Company 401(K) Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

TABLE OF CONTENTS

All other schedules required by the Department of Labor's rules and regulations for reporting disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, because they are not applicable.

templeton
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Florida Public Utilities Company 401(k) Plan (the "Plan") as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLP

Templeton & Company, LLP
Certified Public Accountants
West Palm Beach, Florida
June 29, 2009

222 Lakeview Avenue, Suite 1200
West Palm Beach, Florida 33401
561-798-9988 ▪ Fax: 561-798-4053

5900 North Andrews Avenue, Suite 627
Fort Lauderdale, Florida 33309
954-333-0001 ▪ Fax: 954-938-2444

www.templetonco.com

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments at fair value	$ 7,854,436	$ 10,625,084
Participant contributions receivable	29,778	40,669
Employer contributions receivable	5,430	4,251
Participant loans receivable	357,935	282,972
Total Assets	8,247,579	10,952,976
LIABILITIES:		
Refund of excess contributions	-	11,781
Net assets reflecting all investments at fair value	8,247,579	10,941,195
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	11,195	(21,588)
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,258,774	$ 10,919,607

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions (deductions) to net assets attributed to:		
Contributions:		
Participant contributions	$ 899,717	$ 806,869
Participants' rollover contributions	26,164	275,435
Employer contributions	129,223	81,349
	1,055,104	1,163,653
Investment income (loss):		
Interest and dividends	97,016	64,185
Participant loan interest	28,895	24,910
Net appreciation (depreciation) in value of investments	(3,193,252)	561,401
	(3,067,341)	650,496
Net additions (deductions)	(2,012,237)	1,814,149
Deductions from net assets attributed to:		
Benefits paid to participants	644,181	492,540
Administrative expenses	4,415	2,784
Total deductions	648,596	495,324
Net increase (decrease) in net assets available for benefits	(2,660,833)	1,318,825
Net assets available for benefits, beginning of year	10,919,607	9,600,782
Net assets available for benefits, end of year	$ 8,258,774	$ 10,919,607

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. SUMMARY OF PLAN

The following description of Florida Public Utilities Company (the "Company") 401(k) Plan (the "Plan"), as amended, is provided for general information only. Participants should refer to the summary plan description and Plan documents for a more detailed and complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with the purpose of providing retirement benefits to employees. This benefit plan was formed for all employees who have met the eligibility requirements, which are generally attaining age twenty-one and providing three months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions - Plan participants may elect to contribute 1% to 100% of their pre-taxed compensation up to the maximum allowed by the Internal Revenue Code (IRS) after attaining age 21 years and completing three months of eligibility service. If participants are going to be age 50 or older by the end of the calendar year, they may make Catch-Up Deferral Contributions that exceed the IRS limit, but cannot exceed the Catch-Up Limit in effect for that year.

Annually, the Employer increases the employee's contribution percentage by 1% each July 1 if the employee's contribution is less than 6% of employee compensation. This provision does not apply to any eligible employee who makes an affirmative election against the increase.

Employer Contributions – Employees attaining 21 years of age and six months of continuous service are eligible to participate in the Plan and make voluntary contributions. The Company makes matching contributions of 100% of an employee's contributions up to 2% of the employee's compensation and 50% of an employee's contributions exceeding 2% up to 6% of an employee's compensation. The Company does not match contributions exceeding 6% of an employee's compensation.

Subsequent Event - During the fourth quarter of 2009, the Plan Sponsor expects to merge with Chesapeake Utilities Company. The Plan will either be continued at the wholly owned subsidiary level or rolled into the Chesapeake Utilities Company plan. The Plan Sponsor is drafting a Plan amendment that will shorten the vesting period and beginning period of a match.

Participant Accounts - Plan participants have investment control over the funds that have been deducted from their compensation and such amounts are always fully vested. Contributions to the Plan are invested at participants' discretion in separate equity and fixed income funds. Beginning December 1, 2008, participants can also elect to invest in a self-directed brokerage account. Each participant's account is increased by the participant's contributions, the Company's matching contribution, if applicable, prior plan rollovers and investment earnings, and is decreased by any benefit payments or withdrawals, investment losses and administrative expenses.

Investments - Participants direct the investments of their contributions into various investment options offered by the Plan.

Vesting - Participants become vested in the employer contributions and their related investment earnings or losses according to the following schedule:

Years of Service	Vested Percent
1	0%
2	0%
3	100%

Employer contributions may also automatically become fully vested upon reaching the Plan's normal retirement age, death or disability.

Forfeitures - Forfeitures are created when participants terminate employment before becoming fully vested in Company's contributions. Forfeited amounts are applied to reduce subsequent contributions by the Employer as provided in the Plan. There were no material forfeitures under the Plan during the years ended December 31, 2008 and 2007.

Participant Loans Receivable - Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and are payable over a 1 to 5 year period and bear interest at rates equal to the prime rate plus one percent (1%) as determined monthly by the Plan administrator.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly distributions. Employees at age 59 ½ may begin to receive lump-sum or monthly distributions from their account, after retirement or while still employed, without having to pay the IRS early withdrawal penalty, currently at 10%. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Amendment - Effective December 1, 2008, the Plan was amended to discontinue the Florida Public Utilities Company investment option. Additionally, the Plan was amended to include a self-directed brokerage account investment option starting December 1, 2008. There were no amounts invested in the self-directed brokerage accounts at December 31, 2008.

2. SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan:

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments are stated at their fair value based on quoted market prices or estimated fair value except for its benefit-responsive investment contract which is valued at contract value (see Note 5). Accordingly, net appreciation and depreciation in the fair value of investments are recorded in the accompanying financial statements. Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Participant loans are valued at their outstanding loan balances, which approximate fair value.

As required by the Financial Accounting Standards Board issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Administrative Expenses - In accordance with the Administrative Services Agreement, expenses may be paid by the Plan Sponsor or deducted from participant account balances. For the years ended December 31, 2008 and 2007, Plan expenses that were deducted from participant account balances and shown as expenses were $4,415 and $2,784, respectively. Certain Plan expenses, also referred to as administrative expenses, such as annual audit fees, are paid by the Plan Sponsor and are not included in these financial statements.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements - In September 2006, Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"), was issued and is effective for fiscal years beginning after November 15, 2007. FAS 157, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. See Note 6 for FAS 157 disclosures.

3. INVESTMENTS

Investments that represent more than 5% of Plan assets at December 31, 2008 and 2007 are as follows:

	2008	2007
Mutual Funds:		
Aim Utilities Fund – A	$ 1,130,770	$ 1,872,832
Pooled Separate Accounts:		
Harris/C&B Select Focused Value Fund	N/A	701,669
Clover/TRP/Earnest Select Small Co. Value Fund	N/A	746,126
Oppenheimer Premier Capital Appreciation	N/A	780,818
Alliance Bernstein Select Diversified Value Fund	425,801	908,386
Destination Retirement 2020 Fund	464,297	758,546
Destination Retirement 2030 Fund	619,709	850,969
Growth America Fund	442,332	N/A
Columbia Small Cap Value	434,501	N/A
Insurance Company General Account:		
Fixed Interest Account, at contract value	2,711,185	1,506,637

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value by ($3,182,057) and $561,401, respectively, as follows:

	2008	2007
Mutual funds	$ (572,830)	$ 312,654
Company stock	(32,867)	(24,251)
Pooled separate accounts	(2,587,555)	272,998
Total (depreciation) appreciation	$ (3,193,252)	$ 561,401

4. PARTY IN INTEREST TRANSACTIONS

As of December 31, 2007, certain Plan investments consisted of shares of common stock of Florida Public Utilities Company with a fair market value of $234,671. There were no Plan investments in Florida Public Utilities Company stock at December 31, 2008.

Certain Plan investments are shares of mutual funds managed by MassMutual, the current contract record keeper as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, fees for the investment management services are paid by the Company.

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2005, the Plan entered into an investment contract with Massachusetts Mutual Life Insurance Company ("MassMutual"). MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Interest rates are reviewed for resetting at least semi-annually. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan's ability to transact at contract value with MassMutual. The Plan administrator believes the occurrence of such events that would also limit the Plan's ability to transact at contract value with the Plan participants is not probable.

MassMutual is required to hold reserves in an amount at least equal to the minimum required by law. The fair value of the guaranteed investment contract at December 31, 2008 and 2007 was $2,699,988 and $1,528,225, respectively. MassMutual has the right to fully or partially terminate the contract upon the occurrence of certain events specified in the investment agreement. The average yield and crediting interest rate on the contract at December 31, 2008 and 2007 was 4.30% and 4.12%, respectively.

6. FAIR VALUE MEASUREMENTS

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2008.

	Investments at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ -	$ 1,130,770	$ -	$ 1,130,770
Pooled separate accounts	-	4,023,678	-	4,023,678
Fixed interest account	-	-	2,699,988	2,699,988
Participant loans receivable	-	-	357,935	357,935
Total investments at fair value	$ -	$ 5,154,448	$ 3,057,923	$ 8,212,371

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2008.

	Fixed interest account	Participant loans receivable	Total
Balance, beginning of year	$ 1,506,637	$ 288,874	$ 1,795,511
Unrealized gains relating to instruments held at the reporting date	90,870	-	90,870
Purchases, issuances, and settlements, net	1,102,481	69,061	1,171,542
Balance, end of year	$ 2,699,988	$ 357,935	$ 3,057,923

7. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions and terminate the Plan subject to the Employee Retirement Income Security Act (ERISA) of 1974. In the event the Plan is terminated, participants would become 100% vested in their employer contributions.

8. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits, end of year per the financial statements	$ 8,258,774	$ 10,919,607
Contributions receivable:		
Participant contributions	(29,778)	(40,669)
Employer contributions	(5,430)	(4,251)
Participant loans receivable	-	5,901
Refund of excess contributions	-	11,781
	$ 8,223,566	$ 10,892,369

9. TAX STATUS

The Plan obtained its last determination letter on November 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company, MassMutual, and the Plan administrator believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

10. REFUNDS OF EXCESS CONTRIBUTIONS

During 2007, the Plan received contributions from participants in excess of Plan and IRS limitations. Such amounts were refunded in 2008.

11. RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially effect participants' account balances and the amounts reported in the statements of net assets available for benefits and the changes in net assets available for benefits.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

EXHIBIT A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT DECEMBER 31, 2008

Schedule H, Line 4i - Schedule of Assets Held at End of Year

Plan EIN: 59-0539080
Plan Number: 002

EIN: 59-0539080
Plan Number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Mass Mutual	Fixed Interest Account	**	$ 2,711,185
*	Mass Mutual	W&R/Wellington Select Small Cap Growth Fund	**	66,332
*	Mass Mutual	Sands Capital Select Aggressive Growth Fund	**	178,341
*	Mass Mutual	T Rowe Price Mid-Cap Growth Fund II	**	232,522
*	Mass Mutual	Harris/C&B Select Focused Vlue Fund	**	298,946
*	Mass Mutual	Northern Trust Select Indexed Equity Fund	**	159,164
*	Mass Mutual	Alliance Bernstein Select Diversified Value Fund	**	425,801
*	Mass Mutual	Destination Retirement Income	**	27,212
*	Mass Mutual	Destination Retirement 2010 Fund	**	107,243
*	Mass Mutual	Destination Retirement 2020 Fund	**	464,297
*	Mass Mutual	Destination Retirement 2030 Fund	**	619,709
*	Mass Mutual	Destination Retirement 2040 Fund	**	87,296
*	Mass Mutual	Western Select Strategic Bond Fund	**	85,335
*	Mass Mutual	Templeton Growth Fund	**	166,724
*	Mass Mutual	Aim Utilities Fund - A	**	1,130,770
*	Mass Mutual	Baring Premier Focused International Fund	**	113,868
*	Mass Mutual	Growth America Fund	**	442,332
*	Mass Mutual	Premier Discovery Value Fund	**	370
*	Mass Mutual	Columbia Small Cap Value	**	434,501
*	Mass Mutual	Oppenheimer International Bond Fund	**	113,683
*	Participant Loans Receivable	5%-9.25%	**	357,935
				$ 8,223,566

* Represents a party-in-interest
** Cost information may be omitted for Plan assets, which are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN
Name of Plan

Date: June 29, 2009

By: /s/ George M. Bachman
George M. Bachman
Chief Financial Officer
(Principal Accounting Officer)

FLORIDA PUBLIC UTILITIES COMPANY
EXHIBIT INDEX

Item Number

23.1 Independent Registered Public Accounting Firm's Consent Templeton & Company, LLP

Item 23.1 Independent Registered Public Accounting Firm's Consent, Templeton & Company, LLP

Consent of Independent Registered Public Accounting Firm

Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to Florida Public Utilities Company Employee Stock Purchase Plan of our report dated June 29, 2009, relating to the financial statements and supplemental schedules of Florida Public Utilities Company 401(k) Plan appearing on this Form 11-K for the year ended December 31, 2008.

Templeton & Company, LLP

Templeton & Company, LLP
Certified Public Accountants
West Palm Beach, Florida
June 29, 2009